43445 Business Park Dr., Suite 103 Temecula, CA 92590 Phone: 951-699-6991 Fax: 951-694-3411
May 30, 2008
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Re:	Outdoor Channel Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 17, 2008
Form 10-Q for the quarterly period ended March 31, 2008
File No. 1-17287
Comment Letter Dated May 15, 2008
Dear Mr. Spirgel:
     This letter responds to the comments of the Staff Letter (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended March 31, 2008, which were furnished by your letter dated May 15, 2008. In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
     Further, please note that Outdoor Channel Holdings, Inc. (the “Company”) herby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Staff Comments
Form 10-Q for the quarterly period ended March 31, 2008
Note 4 — Investments in Available-For-Sale Securities, page 11
1.	We note that you continue to present a significant amount of your auction-rate securities in current assets. Considering that the funds are currently in an illiquid state and that you could be required to hold them until they are redeemed by the issuer, tell us what the maturity and redemption terms are and why you believe it is appropriate to present them as current assets. Further, please revise your disclosure to provide the maturity dates, auction reset provisions and interest rate provisions of all of your securities.

Company Response:
During 2008, we have received significant proceeds from the sale, maturity or redemption of our auction-rate securities. Our security activity since February 15, 2008 is as follows:

			Balance Sheet Classification				Number of
	Amount		Current		Non-current		Securities

Auction-rate securities as of February 15, 2008	$42.1	million
Maturities		(6.2)
Sales		(9.7)
Other than temporary impairment		(0.3)

Securities as of March 31, 2008	$25.9	million	$20.8	million	$5.1	million	10 securities

Maturities/Redemption/ Partial Redemption		(7.8)	(7.8)				4 securities
Sales		(5.9)	(5.9)				2 securities

Auction-rate securities as of May 30, 2008	$12.2	million	$ 7.1	million	$5.1	million	6 securities

We considered our subsequent sales, maturities, redemptions and publically released planned redemption details provided by security issuers when determining the appropriate classification of auction-rate securities as of March 31, 2008. As of March 31, 2008, we classified as current assets eight securities totaling $20.8 million. Four of these securities classified as a current asset were closed-end preferred securities which do not have a stated maturity date. The remaining four securities classified as a current asset had various maturity dates ranging from August 2022 to November 2035. Specifically, the following information was utilized for determining the current balance sheet classification of seven of our securities:
•	Two of our municipal auction-rate securities were sold in April 2008 resulting in proceeds of $5.9 million.

•	Two of our municipal auction-rate securities matured in April 2008 resulting in proceeds of $3.9 million.

•	A closed-end preferred security issuer issued a press release on April 30, 2008 advising security holders that the security issuer would redeem 100% of their security in May 2008. On May 20, 2008, we received $3.0 million in maturity proceeds.

•	A closed-end preferred security issuer issued a press release on April 30, 2008 advising security holders that the security issuer would redeem 60% of their security in May 2008. On May 29, 2008, we received approximately $0.9 million in maturity proceeds. We believe that based on the security issuer announced redemption plan, similar historical experience with security issuers of like securities and the fact that the security issuer continues to evaluate liquidity solutions that would enable future redemptions, current classification on the March 31, 2008 balance sheet is appropriate.

•	A closed-end preferred security issuer issued a press release on May 1, 2008 advising security holders that the security issuer would redeem approximately 70% of their security in June 2008. We anticipate maturity proceeds of approximately $2.1 million in June 2008. We believe that based on the security issuer announced redemption plan, similar historical experience with security issuers of like securities and the fact that the security issuer continues to evaluate liquidity solutions that would enable future redemptions, current classification on the March 31, 2008 balance sheet is appropriate.
The current balance sheet classification of the remaining closed-end preferred security totaling $3.0 million was based on our similar historical experience with closed-end preferred security issuers, the fact that similar closed-end preferred security issuers have had redemptions and are continuing to evaluate liquidity solutions that would enable future redemptions.

We acknowledge the Staff’s comment, and we will revise the disclosure in our future filings to include maturity dates, auction reset provisions and interest rate provisions of all available for sale securities.
2.	Provide us with more specific details of your valuation process for your action-rate securities that were determined using Level 2 inputs. Specifically refer to paragraphs 28 and 29 and the related appendices of SFAS 157 in your response.
Company Response:
Due to the failed auction status of these securities, we utilized Level 2 fair value measurement inputs for determining the $20.8 million fair value of eight of our auction-rate securities. As discussed above, six of our auction-rate securities matured, or were sold, or fully or partially redeemed subsequent to March 31, 2008. Based upon our expectation at March 31, 2008 that these investments would mature, or would be sold or redeemed at par value within a short period of time, we determined the value of these securities at March 31, 2008 was equal to par. We believe this assertion represents a Level 2 input consistent with paragraph 28.c of SFAS 157, specifically, “inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).”
We utilized Level 2 inputs that were derived principally from observable market data by correlation to other closed-end preferred auction-rate securities for one closed-end preferred auction-rate security investment held as of March 31, 2008 (market-corroborated at a market-value of $3.0 million). Although this security had not provided any public information on future redemptions, we utilized our recent redemption experience to derive the fair value as of March 31, 2008.
3.	We note your statement that your auction-rate security investments continue to pay interest according to their stated terms. Tell us if there are any credit concerns regarding any of your auction-rate securities. Also, please confirm that all of your auction-rate security investments at March 31, 2008 continue to pay the stated interest.
Company Response:
Our auction-rate securities continue to pay interest according to their stated terms. Due to the failures in the auction process, each security’s respective interest rate was reset to the maximum rate in accordance with the terms outlined within each prospectus and continued to reset upon the reoccurrence of failed auction. Our auction-rate securities have maintained AAA/AA credit ratings despite the failed auction process. We currently do not have any credit concerns related to our investments in auction-rate securities.
4.	We note that you utilized an evaluation model and analytical tools to determine the fair value of certain auction-rate securities (determined under Level 3 of the fair value hierarchy). Please provide us with a more detailed description of such model and tools. Provide us with a detailed description of the inputs and information used to develop those inputs. Tell us how your approach complies with paragraph 30 and the related appendices of SFAS 157. Further, please address the following:
•	Regarding your ability to hold the auction-rate securities, your ability to hold them for an extended period of time should not impact the fair value determination. However, your disclosure appears to imply that this was one of the assumptions used to determine the valuation.

•	Since the securities are considered illiquid, tell us the amount of the liquidity discount assigned to such securities, if any, and your basis for that discount. If no liquidity discount was assigned, tell us why.

•	Describe your assumptions about risk.

Company Response:
In accordance with paragraph 30 of SFAS 157, we utilized Level 3 inputs for two of our auction-rate securities because observable inputs were not available as of the date of measurement. Our Level 3 inputs reflected our own assumptions (including the assumption of risk) about the assumptions that market participants would use in pricing these securities. We utilized a discounted cash flow approach to determine the fair value of these auction-rate securities (one AAA rated municipal security insured by a financial guarantee insurance policy with MBIA Corporation maturing in years 2030/2032 and one AAA rated student loan security guaranteed by the federal government through the Federal Family Education Loan Program maturing in year 2045). The assumptions reflected in our discounted cash flow models included:
•	expected effective maturity of 5 years for each security based on our expectations of a liquidity event by which the security issuer will redeem these securities within 5 years due to the unfavorable interest terms,

•	LIBOR based coupon rates consistent with the security’s stated interest terms and our expected 5 year term, and

•	liquidity of 120 bps.
The liquidity was primarily based on information gathered from JPMorgan Securities and reflects the additional premium for investing in a security with limited and uncertain liquidity after considering the underlying guarantees of each security. We also considered other risk assumptions which included the potential deterioration of the underlying financial guarantee insurance policy credit worthiness; however we did not observe deterioration in credit ratings of MBIA Corporation or its subsidiaries and as such, we did not give any consideration to the effects that MBIA Corporation could present within the security valuation.
The Company’s ability to hold the security for an extended period of time was not a factor in determining the fair value of these securities.
5.	We note that you have investments in auction-rate securities totaling $16.1 million as of May 8, 2008. Please tell us what accounts for the decline in your auction-rate securities since March 31, 2008. For example, have you had subsequent sales of auction-rate securities or have your recognized losses on declines in value? Further, for any sales of auction-rate securities, tell us whether you recognized losses or gains on those sales subsequent to March 31, 2008.
Company Response:
Subsequent to March 31, 2008, we received proceeds from the sale or maturity of six securities totaling $13.7 million. We did not recognize any gains or losses as a result of these sales or maturities. Further, we have not recognized any further losses as a result of declines in fair value since March 31, 2008. As of May 30, 2008, we have investments in auction-rate securities totaling $12.2 million. In addition, please see the detailed table provided above in response to comment number 1.
If you have any further questions or comments, please do not hesitate to contact me at (951) 699-6991 ext. 287.

Sincerely,

Outdoor Channel Holdings, Inc.

/s/ Shad L. Burke
Shad L. Burke
Chief Financial Officer